SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934





                            Penn Fuel Gas, Inc.

                             (Name of Issuer)



                               Common Stock

                      (Title of Class of Securities)



                                 707440103

                              (CUSIP Number)




      Check the following box if a fee is being paid with this statement. [ X ]


1.    Name of Reporting Person(s)
                                              CoreStates Financial Corp
      SSN or IRS Identification
      No(s) of Above Person(s)                23-1899716

2.    Check the Appropriate Box
      If a Member of a Group
      (See Instructions)                      [  X  ]

3.    SEC Use Only

4.    Citizenship or Place of
      Organization                            Pennsylvania

Number of Shares Beneficially
Owned by Each Reporting Person With

      5.   Sole Voting Power                     102,010

      6.   Shared Voting Power                     -0-

      7.   Sole Dispositive Power                  -0-

      8.   Shared Dispositive Power                -0-

9.    Aggregate Amount Beneficially
      Owned by Each Reporting Person             102,010

10.   Check if the Aggregate Amount
      in Row 9 Excludes Certain
      Shares (See Instructions)

11.   Percent of Class Represented by
      Amount in Row 9                             14.22

12.   Type of Reporting Person(s)
      (See Instructions)                           HC-BK



Item 1.

      (a)  Name of Issuer               Penn Fuel Gas, Inc.

      (b)  Address of Issuer's Principal Executive Offices

                                        55 South 3rd Street
                                        Oxford, Pennsylvania  19363


Item 2.

      (a)  Name of Person Filing:             CoreStates Financial Corp

      (b)  Address of Principal Business Office or, if none, Residence

                                              Broad & Chestnut Streets
                                              Philadelphia

      (c)  Citizenship                        Pennsylvania

      (d)  Title of Class of Securities

      (e)  CUSIP Number                       707440103


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

      (a)  [ ]   Broker or dealer registered under Section 15 of the Act.

      (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act.

      (c)  [ ]   Insurance Company as defined in Section 3(a)(19) of the Act.

      (d)  [ ]   Investment Company registered under Section 8 of the
                 Investment Company Act.

      (e)  [ ]   Investment Adviser registered under Section 203 of the
                 Investment Advisers Act of 1940.

      (f)  [ ]   Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee Retirement Income Security Act of
                 1974, or Endowment Fund

      (g)  [X]   Parent Holding Company, in accordance with Section
                 240.13d-1(b)(1)(ii)(H)

      (h)  [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


Item 4.    Ownership

      As of December 31, 1993, the reporting person filing this statement through its wholly owned subsidiary, CoreStates Bank, N.A., beneficially owned the following amounts and percentages of securities of the above named issuer:

      (a)  Amount Beneficially Owned                  102,010

      (b)  Percent of Class                            14.22

      (c)  Number of shares as to which such person has the:

           (i)   sole power to vote or
                 to direct the vote                   102,010

           (ii)  shared power to vote or
                 to direct the vote                      -0-

           (iii)sole power to dispose or
                 to direct the disposition of            -0-

           (iv)  shared power to dispose or
                 to direct the disposition of         102,010


Item 5.    Ownership of Five Percent or Less of a Class        N/A


Item 6.    Ownership of More than Five Percent on Behalf of Another Person

                       CoreStates Bank, N.A. and New Jersey National Bank hold the shares reported above under various trust and custodial arrangements.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

                       CoreStates Bank, N.A., a bank as defined in Section 3(a)(6) of the Act.

Item 8.    Identification and Classification of Members of the Group N/A


Item 9.    Notice of Dissolution of Group                            N/A


Item 10.   Certification


      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



      Date:February 10, 1994


      Mark Stalnecker, Executive Vice President